

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
Donald R. Ramon
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, NE
Suite 1800
Atlanta, GA 30309

      Re: **Invesco Mortgage Capital Inc.**
              Form 10-K for fiscal year ended December 31, 2011
              Filed February 29, 2012
              File No. 1-34385

Dear Mr. Ramon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Investment Activities, page 46

1. Please refer to your correspondence dated August 5, 2011 in which you indicated that you would disclose the yield on assets acquired during the reporting period. We are unable to locate this disclosure. Please advise.

2. We note your disclosure on page 46 that 69.3% of your non-agency RMBS are comprised of re-REMIC Senior investments. We further note your disclosure in footnote (1) on page 51 that, for the three months ended December 31, 2011, the calculation of CPR for non-Agency RMBS has been adjusted for the effect of additional subordination on re-REMIC Senior investments. Please revise your disclosure in future periodic filings to

briefly describe your re-REMIC Senior investments and the additional subordination of such investments.

Results of Operations, page 49

3.   We note your disclosure of "average portfolio yields," which appears to differ from the "average yield" that is presented in Note 3 to your financial statements. We also note footnote (2) on page 80 that average yield incorporates future prepayment and loss assumptions. Please clarify in future periodic filings whether the incorporation of future prepayment and loss assumptions in "average yield" in Note 3 solely accounts for the difference in these calculations and briefly describe these future prepayment and loss assumptions.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

Notes to Consolidated Financial Statements, page 74

Note 2 – Summary of Significant Accounting Policies, page 74

Cash and Cash Equivalents, page 75

4.   Please indicate how you have classified cash collateral held by counterparties for your repurchase agreements.

Note 5 – Borrowings, page 85

Repurchase Agreements, page 85

5.   Please quantify the average quarterly balance for your repurchase agreements accounted for as collateralized borrowings for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Donald R. Ramon
Invesco Mortgage Capital Inc.
May 29, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Adviser at 202.551.3402 or Jennifer Gowetski, Senior Counsel at 202.551.3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief